Annual Report

Cover Page

Name of issuer:

The Influence Board Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: CO

Date of organization: 8/21/2012

Physical address of issuer:

12175 W. Belleview Avenue
Littleton CO 80127

Website of issuer:

https://influenceboard.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$808,729.00	$905,513.00
Cash & Cash Equivalents:	$47,419.00	$173,575.00
Accounts Receivable:	$21,000.00	$70,000.00
Short-term Debt:	$159,603.00	$152,103.00
Long-term Debt:	$204,000.00	$0.00
Revenues/Sales:	$477,374.00	$340,268.00
Cost of Goods Sold:	$202,354.00	$37,916.00
Taxes Paid:	$0.00	$0.00
Net Income:	($586,960.00)	($279,951.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Influence Board Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Brad Fehn	Venture Investor	Duart Capital, LLC	2018
Mark Hansard	VP Systems and Security	NTT Global Networks	2019
Jay Allen	CEO	Influence Board	2012
Chad Carlson	Board Member	The InFluence Board	2019
Charles Smith	Retired	Retired	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jay Allen	CEO	2012
Brad Fehn	President	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jay Allen	950.0 Common Stock Shares	53.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of

any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have a history of operating losses may continue to incur some additional operating losses and continued negative cash flows from operations in the next year.

We have made, and will continue to make, significant expenditures before break-even. We are not able to estimate when, if ever, our revenue will increase sufficiently to cover operating costs. Further, we may not achieve or maintain profitability in future periods.

The Company has limited available cash. The Company may not be able to execute its current business plan and fund business operations for the period necessary to achieve positive cash flow. In such case, the Company might exhaust its capital which would impair its ability to achieve its business plan. If the Company runs out of cash, the Company might be required to pursue highly dilutive equity or debt issuances to finance its business in a difficult and hostile market, including possible "down round". No assurance can be given that any source of additional cash would be available to the Company. If no source of additional cash is available to the Company, then the Company would be forced to significantly reduce the scope of operations or possibly seek court protection from creditors or cease business operations altogether. These concerns are especially applicable in the event the Company encounters unanticipated difficulties or problems in the development or operation of its business plans.

The Company has based projected operating results primarily on management judgments without a review of projections by any independent outside parties. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. There can be no assurance that the projected results will be obtained, and actual results often vary significantly from the projections. No review of the financial projections was obtained or conducted by any independent third party. General economic conditions, which are not predictable, can have a material adverse impact on the reliability of such projections. Additionally, no audited financial information relating to the Company has been disclosed or otherwise provided to potential investors.

Although we have successfully provided our services, improvements in our website presence, maintenance of our current platform along with necessary continuing innovations in our platform are all important steps to successfully growing our revenue generating capability. To the extent that other technical or operational problems materialize, our ability to develop sufficient revenues to be profitable may be jeopardized.

The products that we offer will be affected by improving technology and the development of new capabilities. Our future success may depend on our ability to continue to improve, innovate and upgrade our technology on an ongoing basis. We may be unable to develop or successfully manage the infrastructure necessary to meet current or future demands for reliability and scalability of our technology platform.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brad Fehn is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Securities | Securities |

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Common	1,000,000	1,860	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	125

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	06/16/19
Amount	$125,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	09/30/23

There were 3 holders upon issuance. The original term was set for 36 months - to mature in 5/31/22, but these terms were extended to 5/31/23. As of June 5th, it was extended again to 9/30/23.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2020	Section 4(a)(2)	Common stock	$20,000	General operations
7/2020	Section 4(a)(2)	Common stock	$167,000	General operations
12/2020	Section 4(a)(2)	Common stock	$35,000	General operations
2/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Section 4(a)(2)	Common stock	$25,000	General operations
1/2022	Section 4(a)(2)	Common stock	$38,000	General operations
1/2022	Section 4(a)(2)	Common stock	$250,398	General operations
8/2022	Section 4(a)(2)	Common stock	$225,000	General operations
11/2022	Section 4(a)(2)	Common stock	$125,000	General operations
3/2023	Section 4(a)(2)	Common stock	$100,000	General operations
10/2023	Regulation Crowdfunding	SAFE	$204,400	General operations
11/2023	Section 4(a)(2)	Common stock	$100,000	General operations
1/2024	Section 4(a)(2)	Common stock	$40,000	General operations
2/2024	Section 4(a)(2)	Common stock	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Charles Smith
Transaction type	Other
Issue date	10/11/02
Relationship	Board Member

Advisory Services Common Stock Equity grant of 10 shares

Name	Jay Allen
Transaction type	Other
Issue date	01/22/17
Relationship	Founder

Founder Common Stock Equity Grant of 950 shares

Name	Chad Carlson
Amount Invested	$102,000.00
Transaction type	Priced round
Issue date	07/29/18
Relationship	Board Member

Name	Mark Hansard
Amount Invested	$51,000.00
Transaction type	Priced round
Issue date	07/29/18
Relationship	Board Member

Name	Brad Fehn
Transaction type	Other
Issue date	10/17/18
Relationship	Board Member

Co-Founder 43 Common Stock Equity Grant Shares

Name	Charles Smith
Amount Invested	$102,000.00
Transaction type	Priced round
Issue date	01/29/19
Relationship	Board Member

Name	Tyler Allen
Amount Invested	$102,000.00
Transaction type	Priced round
Issue date	05/16/19
Relationship	Brother of CEO

Name	Chad Carlson
Amount Invested	$10,000.00
Transaction type	Priced round
Issue date	03/05/20
Relationship	Board Member

Name	Charles Smith
Amount Invested	$20,000.00
Transaction type	Priced round
Issue date	07/07/20
Relationship	Board Member

Name	Brad Fehn
Amount Invested	$35,000.00
Transaction type	Priced round
Issue date	12/30/20
Relationship	President

Name	Craig Tobin
Amount Invested	$100,000.00

Transaction type	Priced round
Issue date	02/10/21
Relationship	Board Member

Name	Charles Smith
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	12/14/21
Relationship	Board Member

Name	Chad Carlson
Amount Invested	$38,000.00
Transaction type	Priced round
Issue date	01/06/22
Relationship	Board Member

Name	Charles Smith
Amount Invested	$225,000.00
Transaction type	Priced round
Issue date	08/28/22
Relationship	Board Member

Name	Charles Smith
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	03/20/23
Relationship	Board Member

Name	Aldine Allen
Amount Invested	$40,000.00
Transaction type	Priced round
Issue date	01/26/24
Relationship	Mother of Founder

Name	Charles Smith
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	02/27/24
Relationship	Board Member

During the periods ending December 31st, 2021 and 2022, the Company has paid $142,000 for services provided by Janium, a vendor to the company in which the founder of the company owns a 10% equity share.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

A Modern Approach to the Management of Unsolicited Meeting Requests that is Efficient, Effective and Gracious.

We have developed a professional platform which connects Meeting Requestors with Business Influencers to have conversations around mentoring, professional development or general business. The Business Influencer sets a $ value for their time as a Meeting Fee to be paid by the Meeting Requestor. 100% of such fee is provided to the Business Influencer's chosen charity. The Meeting Requestor also pays an Admin Fee which is provided to the Platform.

We believe, based on feedback to date from users, that our platform will become THE STANDARD for how salespersons choose to reach out to their targets for any initial prospect meeting. Such capability will be very attractive for a larger CRM company or professional network platform to have as part of their service offerings. As such, our platform will become an attractive acquisition target or public IPO within 5 years.

Milestones

The Influence Board Inc. was incorporated in the State of Colorado in August 2012.

Since then, we have:

- Secure meetings faster by incorporating Corporate Social Responsibility and Social Impact

- A unique Win/Win/Win for Business Leaders, Salespeople and Charities.

- Issued a Process Patent for "Securing Meetings by Donating to Charity"!

- Each dollar invested acts as a force multiplier to generate a new source of funds for charities.

- Strong market adoption, growing from 1,500 executives on our platform in 2022, to over 57,000 today.

- Vendors see the "quality" of conversations improving dramatically based on exploring shared values.

- Secured a strategic partnership with one of the largest sales training companies, Sandler.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $477,374 compared to the year ended December 31, 2022, when the Company had revenues of $340,268. Our gross margin was 57.61% in fiscal year 2023, compared to 88.86% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $808,729, including $47,419 in cash. As of December 31, 2022, the Company had $905,513 in total assets, including $173,575 in cash.

- *Net Loss.* The Company has had net losses of $586,960 and net losses of $279,951 for the fiscal years ended December 31, 2023, and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $363,603 for the fiscal year ended December 31, 2023, and $152,103 for the fiscal year ended December 31, 2022.

Related Party Transaction

Our Founder owns a relatively small minority equity stake in one of our key vendors. This vendor provides us with some general lead generation services.

Liquidity & Capital Resources

To-date, the company has been financed with $17,573 in debt, $1,896,398 in equity, and $125,000 in convertibles.

While our current liquidity resources are limited, we believe, based on our ability to bring in requisite capital for the past 6 years, that we will indeed be able to raise sufficient capital to meet our operating needs prior to reaching break-even operations as well as complete the version 2.0 of the platform.

At that point in time, we will have the option to raise additional capital. Such position will allow us to optimize the terms of any such capital raise.However, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Influence Board Inc. cash in hand is $69,561, as of February 2024. Over the last three months, revenues have averaged $22,000/month, cost of goods sold has averaged $12,733/month, and operational expenses have averaged $59,000/month, for an average burn rate of $49,733 per month. Our intent is to be profitable in 3 months.

In January 2024, the Company expanded the platform to include 'micro

In January 2024, the Company expanded the platform to include 'micro-mentoring' conversations. This enhancement has led to significantly higher 'join rate' from executives onto the platform.
We have developed a very strong pipeline of activity in the past 30 days. This pipeline could very well enable us to reach break-even operations starting in the month of June.

We are raising an additional $1M round of equity capital at the present time. The proceeds are projected to be sufficient to enable our version 2.0 of the platform to be completed as well as providing capital to reach break-even operations.

We also have a strong stable of existing investors that have always provided operating capital as needed to date. We could also factor receivables if needed. All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Brad Fehn, certify that:

(1) the financial statements of The Influence Board Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of The Influence Board Inc. included in this Form reflects accurately the information reported on the tax return for The Influence Board Inc. filed for the most recently completed fiscal year.

Brad Fehn
Venture Investor

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to
be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://influenceboard.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Brad Fehn
Chad Carlson
Charles Smith
Jay Allen
Jay Allen
Mark Hansard

Appendix E: Supporting Documents

ttw_communications_126580_213433.pdf
ttw_communications_126580_213434.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement - Early Bird

    Early Bird SAFE (Simple Agreement for Future Equity)

    SPV Subscription Agreement

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

Appendix D: Director & Officer Work History

    Brad Fehn

    Chad Carlson

    Charles Smith

    Jay Allen

    Jay Allen

    Mark Hansard

Appendix E: Supporting Documents

    ttw_communications_126580_213433.pdf
    ttw_communications_126580_213434.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Influence Board Inc.

By

Brad Fehn

Board Member and President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brad Fehn

Board Member and President

3/27/2024

Jay C. Allen

_____
CEO
3/27/2024

Charles Smith

_____
Board Member
3/27/2024

Jay Allen

_____
CEO
4/12/2024

_____

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

_____

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.